                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G


                  Under the Securities Exchange Act of 1934



                           (Amendment No.  2)<F1>


                        ROCK BOTTOM RESTAURANTS, INC.
----------------------------------------------------------------------
                              (Name of Issuer)


                   Common Stock, par value $.01 per share
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                       (Title of Class of Securities)



                                 771833 10 0
                                ------------
                               (CUSIP Number)



           Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

---------------------
[FN]
<F1>       The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

           The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 6 Pages
ROCK BOTTOM RESTAURANTS, INC.                                   SCHEDULE 13G
CUSIP NO. 771833 10 0
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----------------------------------------------------------------------
(1)        Name of Reporting Person; S.S. or I.R.S. Identification No.

           ROBERT D. GREENLEE

----------------------------------------------------------------------
(2)        Check the Appropriate Box if a Member                 (a)  [ ]
           of a Group (See Instructions)                         (b)  [ ]

           N/A

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(3)        SEC Use Only


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(4)        Citizenship or Place of Organization

           UNITED STATES

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Number of Shares                 (5)  Sole Voting Power    519,136
Beneficially Owned                                      ------------------
by Each Reporting                (6)  Shared Voting Power    15,000
Person With                                               ----------------
                                 (7)  Sole Dispositive Power    519,136
                                                             --------------
                                 (8)  Shared Dispositive Power   15,000
                                                               ------------
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(9)        Aggregate Amount Beneficially Owned by Each Reporting Person

           542,636 SHARES

----------------------------------------------------------------------
(10)       Check Box if the Aggregate Amount in Row (9)                  [ ]
           Excludes Certain Shares (See Instructions)


                              Page 2 of 6 Pages
ROCK BOTTOM RESTAURANTS, INC.                                   SCHEDULE 13G
CUSIP NO. 771833 10 0
----------------------------------------------------------------------


----------------------------------------------------------------------
(11)       Percent of Class Represented by Amount in Row (9)

           6.9%


(12)       Type of Reporting Person (See Instructions)

           IN

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                              Page 3 of 6 Pages
ROCK BOTTOM RESTAURANTS, INC.                                   SCHEDULE 13G
CUSIP NO. 771833 10 0
----------------------------------------------------------------------


----------------------------------------------------------------------
Item 1(a).       Name of Issuer:

           ROCK BOTTOM RESTAURANTS, INC.

Item 1(b).       Address of Issuer's Principal Executive Offices:

           1050 WALNUT STREET, SUITE 402
           BOULDER, COLORADO 80302

Item 2(a).       Name of Person Filing:

           ROBERT D. GREENLEE

Item 2(b).       Address of Principal Business Office:

           2060 BROADWAY
           BOULDER, COLORADO 80302

Item 2(c).       Citizenship:

           U.S.A.

Item 2(d).       Title of Class of Securities:

           COMMON STOCK, PAR VALUE $0.01 PER SHARE

Item 2(e).       CUSIP Number:

           771833 10 0

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

           NOT APPLICABLE.

Item 4.    Ownership

           Amount Beneficially Owned:  542,636 SHARES
           INCLUDES 8,500 SHARES WHICH MR. GREENLEE HAS THE RIGHT TO ACQUIRE WITHIN 60 DAYS ON EXERCISE OF AN EMPLOYEE STOCK OPTION AND 15,000 SHARES OWNED BY THE GREENLEE FAMILY FOUNDATION, OF WHICH MR. AND MRS. GREENLEE ARE CO-TRUSTEES.


                              Page 4 of 6 Pages
ROCK BOTTOM RESTAURANTS, INC.                                   SCHEDULE 13G
CUSIP NO. 771833 10 0
----------------------------------------------------------------------


----------------------------------------------------------------------
           Percent of Class:  6.9%

           Number of shares as to which such person has:

               (i)    sole power to vote or to direct the vote:  519,136

              (ii)    shared power to vote or to direct the vote:
                      15,000

            (iii)     sole power to dispose or to direct the disposition
                      of:  519,136

             (iv)     shared power to dispose or to direct the
                      disposition of:  15,000

Item 5.      Ownership of Five Percent or Less of a Class:

             NOT APPLICABLE.

Item 6.      Ownership of More than Five Percent on Behalf of Another
             Person:

             NOT APPLICABLE.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

             NOT APPLICABLE.

Item 8.      Identification and Classification of Members of the
             Group:

             NOT APPLICABLE.

Item 9.      Notice of Dissolution of Group:

             NOT APPLICABLE.

Item 10.     Certification:

             NOT APPLICABLE.


                              Page 5 of 6 Pages

ROCK BOTTOM RESTAURANTS, INC.                                   SCHEDULE 13G
CUSIP NO. 771833 10 0
----------------------------------------------------------------------


----------------------------------------------------------------------
                                  SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1997


                                 /S/ ROBERT D. GREENLEE
                                 ________________________________________
                                 Signature

                                 ROBERT D. GREENLEE